UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 – Exit Filing*)

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100
(CUSIP Number)

Dexxon Holdings Ltd.

1 Dexcel Street

Or Akiva, 3060000, Israel

+972-4-6364040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100	Page 2 of 7 Pages

1.	Name of reporting person Dexxon Holdings Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 0 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0% (see Item 5)*
14.	Type of reporting person CO

CUSIP No. 03879J100	Page 3 of 7 Pages

1.	Name of reporting person Dexcel Pharma Technologies Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 0 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0% (see Item 5)*
14.	Type of reporting person CO

CUSIP No. 03879J100	Page 4 of 7 Pages

1.	Name of reporting person Dan Oren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 0 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0% (see Item 5)*
14.	Type of reporting person IN

CUSIP No. 03879J100	Page 5 of 7 Pages

EXPLANATORY NOTE

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2016, as amended by Amendment No. 2 on January 16, 2018 and Amendment No. 1 thereto filed on October 16, 2017 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D.

This Amendment constitutes an exit filing for the Reporting Persons (as defined below). Due to changes in the internal governance of Roivant Sciences Ltd. (“Roivant”) relating to Roivant’s dispositive power over the Common Shares of the Issuer, the Reporting Persons are no longer deemed to beneficially own the Common Shares of the Issuer directly owned by Roivant. Additionally, based on other changes in Roivant’s internal governance relating to oversight of Roivant’s business and governance, the Reporting Persons are no longer deemed to control Roivant within the meaning of Instruction C to Schedule 13D. Roivant’s ownership of the Issuer’s Common Shares remains unchanged and this filing is not being made as a result of the purchase or sale of Common Shares of the Issuer by any party, including the Reporting Persons. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

CUSIP No. 03879J100	Page 6 of 7 Pages

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

Due to changes in the internal governance of Roivant relating to Roivant’s dispositive power over the Common Shares of the Issuer, the Reporting Persons are no longer deemed to beneficially own the Common Shares of the Issuer directly owned by Roivant.

Additionally, based on other changes in Roivant’s internal governance relating to oversight of Roivant’s business and governance, the Reporting Persons are no longer deemed to control Roivant within the meaning of Instruction C to Schedule 13D. Roivant’s ownership of the Issuer’s Common Shares remains unchanged and this filing is not being made as a result of the purchase or sale of Common Shares of the Issuer by any party, including the Reporting Persons. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) – (b) The information provided in Item 4 above is incorporated by reference into this Item 5.

CUSIP No. 03879J100	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2019

/s/ Dan Oren
Dan Oren

DEXXON HOLDINGS LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: Director

DEXCEL PHARMA TECHNOLOGIES LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: President and Chief Executive Officer